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                  U.  S.  SECURITIES  AND  EXCHANGE  COMMISSION
                             Washington,  D.C.  20549

                                   FORM  10-SB

              GENERAL  FORM  FOR  REGISTRATION  OF  SECURITIES  OF
                           SMALL  BUSINESS  ISSUERS

   Under  Section  12(b)  or  (g)  of  the  Securities  Exchange  Act  of 1934

                     INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
             (Name  of  Small  Business  Issuer  in  Its  Charter)

              Delaware                                      65-0488983
(State  of Other Jurisdiction of               (IRS Employer Identification No.)
Incorporation  or  Organization)

3163  Kennedy  Boulevard,  Jersey  City,  New  Jersey            07306
 (Address  of  Principal  Executive  Offices)                 (Zip  Code)

                            Telephone  (201)  217-4137
                            Facsimile  (201)  798-4627
             (Registrant's  Telephone  Number,  including  Area  Code)

With  copies  to:  Irving  Rothstein,  Esq.
                   Heller,  Horowitz  &  Feit,  P.C.
                   292  Madison  Avenue
                   New  York,  New  York  10017
                   Tel.  (212)  685-7600   Fax.  (212)696-9459

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

     None.

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

     Preferred  Stock,  par  value  $0.001
     Common  Stock,  par  value  $0.001
















********************************************************************************

                  INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                               FORM 10SB

DESCRIPTION                                                SUBMISSION PAGE

PART I

ITEM 1  DESCRIPTION OF BUSINESS                                     3
ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OR
        PLAN OF OPERATION                                           7
ITEM 3  DESCRIPTION OF PROPERTY                                     10
ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT                                       10
ITEM 5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
        AND CONTROL PERSONS OWNING MORE THAN 10%                    11
ITEM 6  EXECUTIVE COMPENSATION                                      11
ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS              12
ITEM 8  DESCRIPTION OF SECURITIES                                   12

PART II

ITEM 1  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER SHAREHOLDER MATTERS                 14
ITEM 2  LEGAL PROCEEDINGS                                           15
ITEM 3  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS               15
ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES                     15
ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS                   18

PART F/S                                                            19

PART III

ITEM 1  INDEX TO EXHIBITS                                           52
ITEM 2  DESCRIPTION OF EXHIBITS                                     52

SIGNATURES                                                          52

EXHIBIT EX-3.(i)                                                    53

EXHIBIT EX-3.(ii)                                                   56

EXHIBIT EX-4.(i)                                                    67

EXHIBIT EX-10.(i)                                                   68

EXHIBIT EX-16.(i)                                                   82

EXHIBIT EX-21.(i)                                                   83

EXHIBIT EX-27.(i)                                                   84

EXHIBIT EX-27.(ii)                                                  85

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

PART  I

ITEM  I  -  DESCRIPTION  OF  BUSINESS

INTRODUCTION

     The Company is an Internet based marketing company. The Company's primary business activity is marketing through multiple media channels for the purpose of facilitating on-line purchases of a variety of products and services. The Company markets products for others and, increasingly, for itself. In both cases it utilizes Interactive Convergence which is the simultaneous utilization of television, the Internet and retail exposure to promote a product or service. The Company uses the Internet, online computer services, such as America Online, broadcast, cable and satellite television and retail exposure. It uses these multiple channels of distribution for the introduction of new products, new services, inventions and concepts. In addition to marketing other people's products or services for a fee, the Company also sells cars, trucks and sport utility vehicles directly to consumers through two wholly-owned subsidiaries.

     The principal executive offices of the Company are located at 3163 Kennedy Boulevard, Jersey City, New Jersey, tel. (201) 217-4137. The Company's stock symbol on the Over-the-Counter Bulletin Board is "IMNI". As of January 13, 2000, the Company's stock was removed from the over the counter bulletin board and it is presently traded on the "Pink Sheets". Upon acceptance of this filing by the Securities and Exchange Commission the Company anticipates being reinstated.

HISTORY

     The Company was incorporated in the State of New Jersey on March 4, 1994. On June 13, 1995, the New Jersey corporation migrated to Delaware via a merger with a Delaware corporation formed for that purpose. There are 5,000,000 shares of preferred stock authorized of which none are presently issued and outstanding and there are 25,000,000 shares of common stock authorized of which 6,615,464 were issued and outstanding as of December 31, 1999.

     The Company has three subsidiaries. AutoSmartUSA, Inc. and AutoSmartUSA Leasing, Inc. are both wholly-owned subsidiaries. These subsidiaries operate in tandem to operate the vehicle sales operations of the Company. CPM Associates Holding Corp., a wholly-owned subsidiary owns an 80% interest in Contracting, Planning and Management Associates, Inc., which, prior to its Chapter 7
Bankruptcy proceeding, operated the architectural wood products and store fixture business of the Company.

BUSINESS  ACTIVITIES

     For its clients, the Company provides turnkey marketing solutions, i.e. a complete marketing plan enabling individuals or entities that contract with the Company an advertising program specifically tailored to their products or services. This includes recommended media buys, target demographics, print, television, Internet advertising and other necessary information and plans to attempt to successfully bring that product or service to market. The Company uses television, the Internet and retail exposure, simultaneously, to promote sales and brand awareness for its clients' products and services. One avenue which the Company uses is through the Internet web site known as

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

Shop-the-Net.com (www.shop-the-net.com), which is a site owned and operated by the Company. "Shop-The-Net"' is a virtual shopping mall available over the World Wide Web. In this mall, the Company rents showroom space to companies and individuals. A showroom is a section of the mall wherein a client's product and/or services are highlighted and available for sale.

     In February 1999, the Company formed two wholly-owned subsidiaries, AutoSmart USA, Inc., a Nevada corporation and AutoSmart USA Leasing, Inc., a Florida corporation, collectively, AutoSmartUSA. AutoSmartUSA sells cars, trucks and sport utility vehicles through the Internet at another of the Company's websites, www.autosmartusa.com, and through a walk-in new car showroom located in Pompano Beach, Florida.

     AutoSmartUSA sells and leases all models of new cars, trucks and SUV's for as low as 1% over factory invoice. AutoSmartUSA has made arrangements with over 1,300 new car dealers across the United States to furnish AutoSmartUSA's customers with vehicles at appreciable discounts from MSRP (Manufacturer's Suggested Retail Price). Through this dealer network AutoSmartUSA can deliver a vehicle to a customer at the location of their choice at a price that is typically 5 - 10% less than the customer could negotiate directly.

     The AutoSmartUSA.com website allows customers to build their own car by specifying the make, model, options and color choices desired. Usually within 4 hours, during normal business hours, a personalized printout is sent to the customer containing the MSRP and factory invoice for the vehicle specified. Armed with this information the customer can then make their purchasing decision and determine whether to buy, lease or finance their new vehicle.

     AutoSmartUSA has arrangements with multiple financing sources and can generally obtain financing for the customer at a competitive rate. AutoSmartUSA maintains its own finance and insurance department, just like most new car dealers, and in most cases processes all of the necessary paperwork to complete the transaction.

     When it is in the consumers' best interest, i.e. access to a better finance rate, better terms, etc., AutoSmartUSA will allow the dealer who is delivering the vehicle to handle the transactional paperwork. This is necessary because
AutoSmartUSA is not a franchise dealer and as such cannot offer manufacturer subsidized financing.

     The American public has had a love affair with the Automobile for the past 100 years. The automotive industry has long recognized the appreciative and collective nature of certain examples of cars that have been created and manufactured throughout its history. Many of these "collectible" cars are sought after due to a uniqueness of design or perhaps interesting or special features. However, most are cherished, garnered and collected because of an intangible referred to as nostalgia.

     AutoSmartUSA recognizes the value and marketability of these special vehicles and has begun to actively offer only the finest examples of these types of collectibles in its Internet website. These collectibles are offered in two ways, either through a free direct listing of the vehicle which includes a full, accurate description of the vehicle, the vehicle identification number or VIN and in most cases a recent color photograph or through the Silent Auction method of selling whereby the vehicle is sold to the highest bidder. Most cars carry a

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

"reserve price", thus insuring that the vehicle is only released for sale when the winning bidder achieves a minimum price set by the vehicle owner. In both cases, the seller and buyer only pay a very modest fee of one percent to AutoSmartUSA for its services.

     AutoSmartUSA is careful to select only the finest vehicles with authentic lineage. No kit cars, replicas or vehicles that are not already totally restored or near-perfect original examples are accepted for sale on the site.

     AutoSmartUSA has been fortunate to assemble several automotive consultants who are thoroughly knowledgeable in this field and as such are able to answer any questions on most vintage or collectible cars from a perspective buyer. The collectible car market is one that continues to expand, the growth of which has been recently fueled by the vast number of baby boomers seeking to regain a piece of history and their youth.

     The Company's revenue comes from the sale of its own marketing services and from the business activities of its subsidiaries. In the nine month period ended December 31, 1999, AutoSmart USA accounted for $ 803,731 (or 87% of revenue) and the core marketing business accounted for $117,874 (or 13% of revenue). Contracting, Planning and Management Associates, Inc., an indirect majority owned subsidiary is currently the subject of a Chapter 7 Bankruptcy proceeding and will not likely return to operations.

DIFFERENTIATION  FROM  COMPETITION

     The Company as a whole differentiates itself from competitors by offering a diverse range of services to its clients and by offering a wide range of products to consumers through multiple channels of distribution.

     There are several companies that operate similar businesses to that of the Company. For example E4L, Inc., produces and airs product oriented television content (informercials), that is linked to the Internet to their web site, www.e4l.com. Similarly, Buyitnow.com, LLC operates an Internet site known as www.Buyitnow.com, that is promoted through infomercials for products produced and aired by Buyitnow.com. Additionally, there are numerous, probably thousands, of companies that design web sites and that can provide electronic commerce solutions for all manner of businesses that are interested in selling a product or service over the Internet. Some of these companies are substantially larger and have far greater resources, including.

     AutoSmart USA relies on its ability to satisfy customers requests through its ever growing dealer network on a national basis. There are currently approximately two dozen companies that are active in the online automotive sales industry. Most of these competitors are predominantly referral based businesses, such as AutobyTel.com, AutoWeb.com, CarPoint.com and Cars.com. These referral businesses earn their revenue from fees paid to them by their member dealers in return for the leads that are given to them. The majority of the referral businesses charge a fee to the dealer to join the service. AutoSmartUSA charges no up-front fees or lead fees. There are two companies that are directly in competition with AutoSmart USA, CarsDirect.com and carOrder.com both of which sell vehicles directly to the consumer, both of these companies are better financed. AutoSmart USA also has competition in the form of web sites established by the vehicle manufactures such as GMBuyPower.com, Toyota.com, etc. all of these types of sites refer the consumer to the local franchised dealer in the consumer's local market.

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

SEASONALITY

     The Company's business activities are not adversely affected by seasonality since they are not seasonal in nature and in any event, as the Company operates across the country the differentiation between places where the weather and season could be a factor balance out.

MARKETING

     The Company and its subsidiaries market their respective products and services by direct sales, television, print, radio advertising and
Internet banner advertising. Specifically, the Company markets its marketing services through direct sales, television commercials, print and radio ads and Internet banner ads. AutoSmart USA utilizes direct sales, television commercials,  print  and  radio  ads  and  Internet  banner  advertisements.

     The Company and its subsidiaries' current customer base is composed of commercial accounts and individuals throughout the United States. Specifically, the Company has approximately active 45 clients. Regarding AutoSmart USA, the number of clients using its service increases every day and to date tens of thousands of individuals have benefitted from AutoSmartUSA's services.

FINANCING

     The  Company   currently   internally   finances  its   routine   operating
activities  and does not presently have any outside financing sources available.

COMPETITION

     Competition for the services offered by the Company is based on service, quality, distribution, and price. Management believes it can successfully compete in the marketplace. The Company believes that there are other companies that operate in the same businesses as the Company and its subsidiaries. Many of the competitors that operate in the same business are more established, better financed and have greater market penetration.

GOVERNMENT  REGULATION

     AutoSmart USA operates in a highly regulated industry. A number of state and federal laws and regulations affect its business. In every state in which it operates, it must obtain various licenses in order to operate its businesses, including sales, finance and insurance related licenses issued by state regulatory authorities. Numerous laws and regulations govern our conduct of business, including those relating to our sales, operating, advertising and employment practices. These laws and regulations include state franchise laws and regulations and other extensive laws and regulations applicable to new and used motor vehicle dealers, as well as a variety of other laws and regulations.

     Our financing activities with customers are subject to federal truth-in-lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. All states regulate finance fees and charges that may be paid as a result of vehicle sales. Possible penalties for violation of any of these laws include revocation of our licenses and fines. In addition, many laws may give customers a private cause of action.

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

TRADEMARKS

     The Company has United States trademarks for the names "Interactive Multimedia Network, Inc.", and "In Your Neighborhood". The retention of these trademarks is not material to the future operations of the Company.

EMPLOYEES

     As of December 31, 1999, the Company had 25 employees of which 5 are in management and 6 are part-time employees. The Company believes that its labor relations are good. No employee is represented by a labor union.

ITEM  2.  MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION

     The following Management Discussion and Analysis of Financial Condition is qualified by reference to and should be read in conjunction with, the Company's Consolidated Financial Statements and the Notes thereto as set forth beginning on page 19.

FORWARD-LOOKING  STATEMENT  AND  INFORMATION

     The Company is including the following cautionary statement in this Form 10-SB for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to effectuate and successfully operate acquisitions and the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions.

INTRODUCTION

     The Company has the fiscal year end, March 31. The following presentation of the Management Discussion and Analysis of Financial Condition covers the years ended March 31, 1999 and 1998 and the nine months ended December 31, 1999 and December 31, 1998.

     The Company and each of its subsidiaries maintain their own books and records which are presented here as an audited consolidation for the years ended March 31, 1999 and 1998 and an unaudited consolidation for the periods ended December 31, 1999 and 1998.

     Based upon accounting principles, due to CPM's Chapter 7 bankruptcy filing, the Company's consolidated financial statements have been re-stated to omit the impact of CPM's operations.

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

YEARS  ENDED  MARCH  31,  1999  AND  1998

     For  the  year  ended  March  31,  1999,  the Company's principal source of
revenue   consisted  of  the   business  activities   of  the  Company  and  its
subsidiaries which were $991,968 for the period, compared to revenues for the year ended March 31, 1998 of $140,506. More specifically, this was due to an increase in media buying and Internet services for clients. AutoSmart generated $2,033 in revenues in its first two months since its incorporation, and all of its revenues for the period were consolidated into the Company's. In March of 1998 the company had no subsidiaries.

     Operating expenses for the year ended March 31, 1999 consisted of general expenses of $984,961 for the Company as a whole. This figure includes an expense charge of $157,500 for services rendered to the Company by various consultants in exchange for 637,500 shares of common stock. The same figure for operating expenses for March of 1998 was $916,668 consisting of selling, general and administrative expenses. The 657,500 shares were issued at a rate of from $1.00 to $0.20 per share which was not lower than the fair market value on the date of issuance.

     The Company reported a Loss on Investment in Bankrupt Subsidiary of $129,854. This reflects a write-off of certain loans made to CPM that the Company believes will be compromised through the chapter 7 of CPM.

     The Company, and its subsidiaries, had a net loss of $(196,184) for the period ended March 31, 1999. This includes depreciation and amortization of $12,106 reported by the Company. Compared with a net loss of $(838,222) for the year ended March 30, 1998 which consists of non-cash losses of $302,680 (which includes depreciation and amortization costs of $35,292, and expenses to unrelated third parties for professional fees of $267,388).


NINE  MONTH  PERIODS  ENDED  DECEMBER  31,  1999  AND  1998

     For the nine months ended December 31, 1999, the Company's principal source of revenue consisted of the business activities of the Company and its subsidiaries which totaled $921,605. The Company's revenues marketing and Internet related activities were $117,874. The sales reported by AutoSmart USA for the period were $803,731. During the nine month period ended December 31, 1998, the Company had no subsidiaries and its own business operation produced sales of $101,439. The Company's sales increase is reflective of an increase in the media buying services and Internet services provided during this period.

     Operating expenses for the nine months ended December 31, 1999 consisted of general expenses of $788,139 for the Company as a whole. This figure includes an expense charge of $65,000 for services rendered to the Company by various consultants in exchange for 65,000 shares of common stock. The Company portion of the operating expenses for this period were $497,335 and AutoSmart USA reported 290,804. Operating expenses for the nine months ended December 31, 1998 consisted of general expenses of $63,566 for the Company. This figure includes an expense charge of $2,500 for services rendered to the Company by various consultants in exchange for 2,500 shares of common stock.

     The Company, and its subsidiaries, had a net loss of $(649,780) for the nine months ended December 31, 1999. This includes amortization of $16,967 reported by the Company. During the nine month period ended December 31, 1998, the Company had no subsidiaries and reported a net operating loss of $(251). This includes amortization of $2,137.

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

LIQUIDITY  DISCUSSION

     The Company believes that its own present operations require that the Company obtain additional capital during the next twelve months. The Company is exploring various options including, revolving bank credit lines, equity and or debt financing through private placements. The Company is also conducting preliminary discussions with various venture capital groups. No assurance can be given that the Company will be successful in any of its financing plans. The Company believes that it has sufficient cash on hand to maintain its present operations until appropriate financing can be obtained. However if financing is not obtained within six months the Company will be required to curtail certain of its operations in an effort to conserve funds. The Company believes that it can continue to generate sufficient revenues for the foreseeable future to maintain operations at a reduced level. It is unknown at this time whether the Company will be successful in raising capital on reasonable terms.

     Additionally, the Company is seeking additional funding to increase its working capital for the AutoSmartUSA division, the majority of which will be utilized for advertising and floor-plan financing. Floor plan financing is a specific type of financing that is utilized by car dealers to purchase vehicle inventory.

     The Company anticipates substantial growth in the business activities of the AutoSmart USA division. The accompanying audited financial statements for the year ended March 31, 1999 reflect negligible revenues from
AutoSmart USA because the Pompano Beach location did not become fully functional until after the fiscal year ending March 31, 1999. During the nine month period ended December 31, 1999, AutoSmart USA reported gross sales of $803,731 this represents the revenue derived from it selling vehicles valued at over $6,500,000. Once AutoSmart USA secures adequate floor plan financing it will then be in a position to acquire all of the vehicles it sells to consumers from the dealers. Should this occur then AutoSmart USA would be able to show the full value of the vehicles sold as its gross revenue and not just its portion of the transactions, currently 2% of the factory invoice of the vehicles sold. As an example had such financing been in place than AutoSmart USA would have reported $6,573,625 in gross sales for this period as opposed to the $803,731 in gross sales it did report.

     Another avenue which the Company may pursue is to make strategic acquisitions that would help enhance the Company's cash flow position. To date the Company has not been active in this regard. Under its present circumstances, the Company would not consider any acquisition that is not self sufficient or that would otherwise not enhance the Company's overall financial outlook. In the event the Company is successful in its financing activities the Company may also seek to make acquisitions of complementary businesses. The Company anticipates that most, if not all, of any acquisitions it may make during the next twelve months would be of operating entities that have employees, or of assets that have employees associated with such assets. Accordingly, the Company anticipates there would be a significant increase in the number of its employees at the operating unit or subsidiary level, at such time, if any, that acquisitions may be consummated.

YEAR  2000  ISSUES

      The Company has not experienced any adverse affects. All of its operating systems are operating normally, in the same manner as prior to the new year. Management does not anticipate any problems in this regard.

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

ITEM  3.  DESCRIPTION  OF  PROPERTY.

     The Company's principal executive offices are located at 3163 Kennedy Boulevard, Jersey City, New Jersey 07306 in 1,000 square feet of office space on a month to month basis. There is no rent paid for the use of this office space; it is located in the same building as Verdiramo & Verdiramo, P.A., a law firm operated by the Company's former president, who is also the father of the current president and the other partner of this firm is Vincent S. Verdiramo the son of Vincent L. Verdiramo and the brother of the company's current president, Richard J. Verdiramo. The Company also maintains a 1,400 square foot office located in Boca Raton, Florida on an annually renewable lease which expires in May 2001. The Company believes that it will successfully renew this lease.

     Prior to its bankruptcy, CPM occupied a 30,000 square foot building which included 6,000 square feet of office space on nine acres of land located in Brentwood, New Hampshire. This lease was terminated by the bankruptcy court.

     AutoSmart USA, Inc., and AutoSmart USA Leasing, Inc., occupy an 8,000 square foot facility which is all office space located on 3 acres of land. This facility is leased for a three year term and the current lease expires in February 2002 and is renewable for three additional terms.

     The Company believes that its properties are adequate for its present needs and that suitable space will be available to accommodate its future needs.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.

     The following table sets forth certain information as of December 31, 1999, with respect to the beneficial ownership of shares of common stock by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of common stock (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown.

                                                 Amount and Nature
Title of   Name and Address                      of Beneficial          Percent
Class      of Beneficial Owner                   Ownership              of Class
---------  ------------------------------------  ---------------------  ---------
Common     William  J.  Auletta  (1)                 1,215,750            18.69%
           5581  B  Coach  House  Circle
           Boca  Raton,  Florida  33486

Common     Richard  J.  Verdiramo  (2)                 100,000             1.54%
           3163  Kennedy  Boulevard
           Jersey  City,  New  Jersey  07306

Common     Marion  H.  Verdiramo  (3)                3,400,930            39.47%
           3163  Kennedy  Boulevard
           Jersey  City,  New  Jersey  07306

Common     All Officers and Directors as
           a Group- Two Persons                      1,315,750            20.23%

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

(1) 1,115,750 of the shares are issued to Small Business Development Group, Inc., a Florida Corporation of which William J. Auletta is the sole stockholder.
(2)     President  and  son  of  Marion  H.  Verdiramo
(3) Mother of Richard J. Verdiramo. Includes 2,000,000 currently exercisable stock options.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS

     The following table sets forth the directors and executive officers of the Company.
Name                           Age        Position
--------------------------     ---        --------------------------------
Richard  J.  Verdiramo          35        Director,  President,  CEO
William  J.  Auletta            58        Director,  Vice-President,  COO

BIOGRAPHIES

     Richard J. Verdiramo, 35, became President of the Company on March 1, 2000. Prior thereto, he served as a Vice-President from May 1996. Mr. Verdiramo has experience in the marketing of consumer products and brand development. From 1988 through 1996, Mr. Verdiramo was self-employed as a marketing consult, developing marketing programs for various companies in a range of industries. Mr. Verdiramo has a B.S. degree from Providence College.

     Mr. William J. Auletta, 58, has served as COO and Vice President of the Company since its inception. Prior thereto, he worked, as founder, president and sole stockholder of Small Business Development Group, Inc., a marketing consultancy, from 1980 through the present. In that capacity, Mr. Auletta has created and implemented marketing plans for clients in more than 100 different industries. Mr. Auletta attended Fairleigh Dickinson University and Rutgers University.

ITEM  6.  EXECUTIVE  COMPENSATION.

     The following table reflects compensation for services to the Company for the fiscal years ended March 31, 1999 and 1998 of the executive officers. No other executive officer of the Company received compensation which exceeded $100,000 during this period.

              SUMMARY  COMPENSATION  TABLE
ANNUAL  COMPENSATION                 LONG  TERM  COMPENSATION
Name                                  Other    Restricted
and                                   Annual   Stock
Principal      Year Salary   Bonus    Comp.    Awards(1)
Position            ($)      ($)      ($)      ($)
______________ ____ _______  _______  _______  __________
Vincent L.     1999  $  -0-     -0-      -0-       -0-
Verdiramo      1998  $  -0-     -0-      -0-       -0-
President (2)

William  J.    1999  $ 8,005    -0-      -0-    100,000
Auletta        1998  $  -0-     -0-      -0-       -0-
COO,  VP
Richard  J.    1999  $25,000    -0-      -0-    100,000
Verdiramo      1998  $  -0-     -0-      -0-       -0-
VP/President (3)

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB


(1) In December 1998 the Board of Directors issued shares under Section 4(2) of the Securities Act to Messrs. Verdiramo and Auletta for prior services rendered to the Company.
(2)  Vincent  L.  Verdiramo  retired  as  president  on  March  1,  2000.
(3)  Richard  J.  Verdiramo  became  president  on  March  1,  2000

EMPLOYEE  STOCK  OPTION  PLAN

     The Company believes that equity ownership is an important factor in its ability to attract and retain skilled personnel and the Board of Directors of the Company intends to adopt an employee stock option program. The purpose of the stock option program will be to further the interest of the Company, its subsidiaries and its stockholders by providing incentives in the form of stock options to employees, consultants and directors who contribute materially to the success and profitability of the Company. The grants will recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in the Company, thus enhancing their personal interest in the Company's continued success and progress. This program will also assist the Company and its subsidiaries in attracting and retaining employees and directors.


ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     The current Board of Directors of the Company has adopted a policy that Company affairs will be conducted in all respects by standards applicable to publicly-held corporations and that the Company will not enter into any transactions and/or loans between the Company and its officers and directors and 5% stockholders, unless the terms, as determined by the Board of Directors, are 110 percent more favorable than could be obtained from independent third parties and unless such transactions are approved by a majority of the independent disinterested directors of the Company.

     In an effort to continue to fund CPM, the company loaned $332,400 to Ansam, Inc., an affiliated entity owned by the Verdiramo family and controlled by Vincent L. Verdiramo, the then president and CEO of the company. Ansam then loaned 100% of these funds to CPM under the direction of a court order issued by the bankruptcy court. This court order places Ansam's loan to CPM in a super priority position with the loan being collateralized by the accounts receivable of CPM. The company reflects this loan on its financials at a net amount of $265,920 reflecting an allowance for bad debt of 20%. This allowance reflects managements belief that under the chapter 7 the outstanding receivables are to be collected by the trustee and are likely to be compromised to some degree. Additionally the company's loan to Ansam and Ansam's loan to CPM are at a rate of 8% interest.

ITEM  8.  DESCRIPTION  OF  SECURITIES.

     The authorized capital stock of the Company consists of 5,000,000 shares of preferred stock, $0.001 par value and 25,000,000 shares of common stock, $0.001 par value. As of December 31, 1999 the Company had issued and outstanding 6,615,464 shares of common stock and no shares of preferred stock.

     The following summary description of the securities of the Company is qualified in its entirety by reference to the Articles of Incorporation ("Articles") and the Bylaws of the Company, copies of which are filed as exhibits to this Form 10-SB.

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

PREFERRED  STOCK

     The company is authorized to issue up to 5 million shares of non cumulative preferred stock. As of the date hereof no shares of preferred stock have been issued.

COMMON  STOCK

     The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders of the Company. The holders of common stock have the sole right to vote. The common stock does not have any cumulative voting, preemptive, subscription or conversion rights. The election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented.

SHARES  ELIGIBLE  FOR  FUTURE  SALE

     Of the 6,615,464 outstanding shares of common stock of the Company as of December 31, 1999, approximately 3,202,450 are free trading shares, and approximately 3,413,014 shares are restricted securities as that term is defined in Rule 144 adopted under the Act ("Restricted Securities"). Rule 144 governs resales of Restricted Securities for the account of any person, other than an issuer, and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of the Company may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144, unregistered resales of restricted common stock cannot be made until it has been held for one year from the later of its acquisition from the Company or an affiliate of the Company. Thereafter, shares of common stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the Company ("Applicable Requirements"). Resales by the Company's affiliates of restricted and unrestricted common stock are subject to the Applicable Requirements. The volume limitations provide that a person, or persons who must aggregate their sales, cannot, within any three-month period, sell more than the greater of (1) one percent of the then outstanding shares, or (ii) the average weekly reported trading volume during the four calendar weeks preceding each such sale. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the Applicable Requirements.

     No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market would likely have a material adverse effect on prevailing market prices for the common stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

                                    PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS.

     The  Company's  trading  symbol  is  "IMNI".

     To the best of the Company's knowledge, from March 1994 to February 1997, no broker-dealer made an active market or regularly submitted quotations for the Company's stock, and that during this period, there were only a de minimis and infrequent number of trades and de minimis trading volume. The following information is from the National Association of Securities Dealers Automated Quotation Service.

                                HIGH                LOW
QUARTER  ENDED                  BID                 BID
-----------------------   ----------------   ----------------

March  31,  1997          $          8.00     $          8.00
June  30,  1997           $          8.00     $          8.00
September  30,  1997      $          8.00     $          8.00
December  31,  1997       $          8.00     $          6.00

March  31,  1998          $          5.67     $          2.00
June  30,  1998           $          2.63     $          2.00
September  30,  1998      $          2.63     $          1.75
December  31,  1998       $          2.56     $          0.75

March  31,  1999          $          3.00     $          0.97
June  30,  1999           $          1.03     $          1.09
September  30,  1999      $          1.12     $          0.60
December  31,  1999       $          0.60     $          0.10

     From February 1997 through December 10, 1999 the Company's common stock was quoted on the OTC:BB. Since then it has been quoted on the Pink Sheets. The bid price on the Company's common stock was $0.10 per share on December 31, 1999.

     As of December 31, 1999, there were approximately 88 holders of record of the Company's common stock.

     The  Company's  transfer  agent is Jersey Transfer and Trust Company, Inc.,
201  Bloomfield  Avenue,  Verona,  New  Jersey  07044,  (973)  239-2712.

DIVIDEND  POLICY

     The Company has not paid, and the Company does not currently intend to pay cash dividends on its common stock in the foreseeable future. The current policy of the Company's Board of Directors is for the Company to retain all earnings, if any, to provide funds for operation and expansion of the Company's business.
The declaration of dividends, if any, will be subject to the discretion of the Board of Directors, which may consider such factors as the Company's results of operations, financial condition, capital needs and acquisition strategy, among others.



                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

ITEM  2.  LEGAL  PROCEEDINGS

     The Company is a party to a legal action arising in the ordinary course of business. The matter in question involves a failure to provide services. The plaintiff in this matter is seeking damages in the amount of approximately six million dollars. Management has retained the services of two independent law firms to defend this matter and it is their conclusion that this matter is totally without merit and a motion for summary judgement has been filed on September, 1999 . The Company is awaiting a response. Management does not expect any adverse effect on the Company to result from this matter.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

     Williams & Webster, P.S., conducted the audit of the Company for the years ended March 31, 1999 and 1998. The Company's relationship with Williams
&  Webster  is  ongoing.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.
     During the past three years, the following transactions were affected by the Company in reliance upon exemptions from registration under the Securities
Act of 1933 as amended (the "Act"), specifically Rule 144 as provided in Section
4(2) thereof except as otherwise indicated below. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

     In June 1997 the Board of Directors issued 10,000 shares of common stock, pursuant to Regulation S of the Securities Act, to Gino Zeppettini, as compensation for services, specifically consulting services, rendered to the Company valued at $10,000.

     In June 1997 the Board of Directors issued 20,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Daniel J. Welsh, as compensation for services, specifically legal consulting services, rendered to the Company valued at $20,000.

     In August 1997 the Board of Directors issued 31,875 shares of common stock, pursuant to Regulation S of the Securities Act, to Christian Fave, as compensation for services, specifically consulting services, rendered to the Company valued at $31,875.

     In August 1997 the Board of Directors issued 2,500 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Henry Finkelstein, as compensation for services, specifically accounting services preformed by Myron
Finkelstein,  father  of  Henry,  rendered  to  the  Company  valued at $ 2,500.

     In November 1997 the Board of Directors issued 1,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Patrick Desfosso, as compensation for services, valued at $ 1,000.

     In May 1998 the Board of Directors issued 2,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Tom Gavel as compensation for services, specifically web design services, rendered to the Company valued at $ 2,000.


                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB


     In June 1998 the Board of Directors issued 500 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Milton Hinojosa as compensation for services, specifically consulting services, rendered to the Company valued at $ 500.

     In September 1998 the Board of Directors issued 25,000 shares of common stock, pursuant to Rule 504 of the Securities Act, to Marjan Skubic as a direct investment into the Company. The shares were sold to Mr. Skubic for $1.00 per share.

     In  December 1998,   the  Company  raised approximately  $970,000  in  cash
through  the  sale  of  2,000,000  shares  of  its  common  stock in an offering conducted  under  Rule  504  of  Regulation  D.

     In December 1998 the Board of Directors issued 100,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to William J. Auletta,
Director, CEO and Vice President of the Company, as compensation for prior services rendered to the Company valued at $ 20,000.

     In December 1998 the Board of Directors issued 200,000 shares of common stock, pursuant to Regulation S of the Securities Act, to Bernard Gecker as compensation for services, specifically consulting services, rendered to the Company valued at $40,000.

     In December 1998 the Board of Directors issued 100,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Maureen Hogan, Secretary of the Company, as compensation for prior services rendered to the Company valued at $20,000.

     In December 1998 the Board of Directors issued 100,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Richard J. Verdiramo,
Vice President of the Company, as compensation for prior services rendered to the Company valued at $20,000.

     In December 1998 the Board of Directors issued 100,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Vincent S. Verdiramo as compensation for services, specifically legal services, rendered to the Company valued at $20,000. Mr. Vincent S. Verdiramo is the son of Vincent L.
Verdiramo,  the  company's former president, with whom he co-founded Verdiramo &
Verdiramo,  P.A.,  the  Company's  legal  counsel.  Additionally, Mr. Vincent S.
Verdiramo  is the brother of Richard J. Verdiramo, the president of the Company.

     In March 1999 the Board of Directors issued 15,000 shares of common stock to, pursuant to Section 4(2) of the Securities Act, Lee Lingreen as compensation for services, specifically consulting services, rendered to the Company valued at $15,000.

     In March 1999 the Board of Directors issued 16,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Pompano Motor Company to be held as a part of the lease agreement between AutoSmartUSA, Inc. and Pompano
Motor Company for the premises occupied by AutoSmartUSA, Inc. Said shares were issued in lieu of rent valued at $24,000 or $1.50 per share.

     In March 1999 the Board of Directors issued 15,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Kerri Robertson as compensation for services, specifically consulting services, rendered to the Company valued at $15,000.

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB


     In March 1999 the Board of Directors issued 5,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Mark Tihasek as compensation for services, specifically consulting services, rendered to the Company, valued at $ 5,000.

     In  April 1999 the Board of Directors issued 30,000 shares of common stock, pursuant  to  Regulation  S  of  the  Securities  Act,  to  Bernard  Gecker  as
compensation  for  services, specifically consulting services,   rendered to the
Company  valued  at  $20,000.

     In April 1999 the Board of Directors issued 1,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Bruce Hotchkiss as compensation for services rendered, specifically the installation of the burglar system at the AutoSmartUSA location, to the Company valued at $1,000.

     In April 1999 the Board of Directors issued 1,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Silvia Hotchkiss as compensation for services rendered, specifically the installation of the burglar system at the AutoSmartUSA location, to the Company valued at $1,000.

     In April 1999 the Board of Directors issued 2,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to John F. Kenneally, as compensation for services, specifically consulting services, rendered to the Company valued at $2,000.

     In April 1999 the Board of Directors issued 5,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Frank Reynolds as compensation for services, specifically office renovation services, rendered to the Company valued at $5,000.

     In April 1999 the Board of Directors issued 5,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Robert Moser as compensation for services, specifically technology consulting services, rendered to the Company valued at $5,000.

     In April 1999 the Board of Directors issued 1,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Joshua Ungerleider as compensation for services, specifically consulting services, rendered by Granville Ungerleider, the father of Joshua Ungerleider, to the Company valued at $1,000.

     In June 1999 the Board of Directors issued 20,000 shares of common stock, pursuant to Regulation S of the Securities Act, to Domonick Roelandt as compensation for services, specifically public relations services, rendered to the Company valued at $20,000.

     In September 1999 the Board of Directors issued 100,000 shares of common stock, pursuant to Regulation S of the Securities Act, to Big Plans Investment as a direct investment into the Company. The shares were sold to Big Plans
Investment  for  $0.50  per  share.

     In September 1999 the Board of Directors issued 10,000 shares of common stock, pursuant to Rule 504 of the Securities Act, to DEM Consulting, Inc., as a direct investment into the Company. The shares were sold to DEM Consulting, Inc., for $0.50 per share.



                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB


ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     The  following  summary  description of certain provisions of the Company's
Articles of Incorporation and Bylaws is qualified in its entirety by reference to the Articles of Incorporation ("Articles") and the Bylaws of the Company, copies of which are included as exhibits to this Form 10-SB.

     The Company's Articles of Incorporation provide that a Director or Officer of the Company is not liable to either the Company or its shareholders for breach of fiduciary duties involving any act or omission.

     The Company's Bylaws provide for the indemnification of present and future officers and directors for all liabilities against the officer or director in connection with any claim by reason of his being or having been an officer or director of the Company.

     To the best of Management's information and believe these indemnification provisions are consistent with federal and state law.








































                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                 FORM 10SB

PART F/S















                             INTERACTIVE MULTIMEDIA
                                  NETWORK, INC.
                              Financial Statements




                             MARCH 31, 1999 AND 1998












                            WILLIAMS & WEBSTER, P.S.
                          Certified Public Accountants
                        Bank of America Financial Center
                           W 601 Riverside, Suite 1940
                                Spokane, WA 99201
                                 (509) 838-5111



















                      INTERACTIVE MULTIMEDIA NETWORK, INC.


                                TABLE OF CONTENTS



INDEPENDENT  AUDITOR'S  REPORT                                                1

FINANCIAL  STATEMENTS

     Balance  Sheets                                                          2

     Statements  of  Operations  and  Accumulated  Deficit                    3

     Statement  of  Stockholders'  Equity                                     4

     Statements  of  Cash  Flows                                              5

NOTES  TO  FINANCIAL  STATEMENTS                                              6













































Board  of  Directors
Interactive  Multimedia  Network,  Inc.
Jersey  City,  New  Jersey

                          Independent Auditor's Report

We  have  audited  the  accompanying  balance  sheets  of Interactive Multimedia
Network, Inc. as of March 31, 1999 and 1998 and the related statements of operations and accumulated deficit, cash flows, and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards.
Those  standards require that we plan and perform the audit to obtain reasonable
assurance  about  whether  the   financial  statements  are  free   of  material
misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing  the  accounting  principles  used  and  significant estimates made by management,  as well as evaluating the overall financial statement presentation.
We  believe  that  our  audit  provides  a  reasonable  basis  for  our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Multimedia Network, Inc. as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has continuing losses and the realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.

Williams  &  Webster,  P.S.
Spokane,  Washington
April  24,  2000














INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
BALANCE  SHEETS

                                                  MARCH 31,          MARCH 31,
                                                    1999               1998
                                               ---------------   ---------------
 A  S  S  E  T  S
CURRENT  ASSETS
    Cash                                       $       96,802     $       5,763
    Prepaid rent                                       26,400               -
    Other receivables                                  76,724               -
        TOTAL CURRENT ASSETS                          199,926             5,763
                                               ---------------   ---------------
PROPERTY  AND  EQUIPMENT
Computer equipment                                     29,312            29,153
Furniture and equipment                                19,753            16,896
Web-site                                               53,250               -
Software                                              199,564           197,938
Less: accumulated depreciation and amortization      (222,578)         (211,245)
                                               ---------------   ---------------
         TOTAL PROPERTY AND EQUIPMENT                   79,301            32,742
                                               ---------------   ---------------
OTHER  ASSETS
Deferred offering costs, net of amortization              -                 695
Trademark, net of amortization                            999             1,076
Investment in bankrupt subsidiary                     119,782               -
                                               ---------------   ---------------
        TOTAL OTHER ASSETS                            120,781             1,771
                                               ---------------   ---------------
TOTAL ASSETS                                   $      400,008    $       40,276
                                               ===============   ===============

L I A B I L I T I E S   &   S T O C K H O L D E R S '   E Q U I T Y
CURRENT  LIABILITIES
    Accounts  payable                           $      18,377            17,171
    Note payable to officer                             9,870             5,100
                                               ---------------   ---------------
        TOTAL CURRENT LIABILITIES                      28,247            22,271
                                               ---------------   ---------------
COMMITMENTS AND CONTINGENCIES                             -                 -
                                               ---------------   ---------------
STOCKHOLDERS'  EQUITY
    Preferred stock - non-cumulative $ 0.001
      par value; 5,000,000 shares authorized;
      no shares issued and outstanding                    -                 -
    Common  stock  -  $0.001  par  value;
      25,000,000  shares  authorized;
      6,440,464 and 5,757,964 shares issued
      and outstanding                                   6,440             5,758
    Additional paid-in capital                      2,174,501         1,298,683
    Common stock options; 2,000,000 issued
     and outstanding                                  330,000               -
    Subscriptions receivable                         (656,560)              -
    Accumulated deficit                            (1,482,620)       (1,286,436)
                                               ---------------   ---------------
           TOTAL STOCKHOLDERS' EQUITY                 371,761            18,005
                                               ---------------   ---------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $      400,008    $       40,276
                                               ===============   ===============
The accompanying notes are an integral part of these financial statements.

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
STATEMENTS  OF  OPERATIONS  AND  ACCUMULATED  DEFICIT


                                                YEAR ENDING        YEAR ENDING
                                                  MARCH 31,          MARCH 31,
                                                    1999               1998
                                               ---------------   ---------------
R  E V E N U E S                               $      991,968    $      140,506

COST OF REVENUES                                      73,401             63,227
                                               ---------------   ---------------
GROSS PROFIT                                         918,567             77,279
                                               ---------------   ---------------

E  X  P  E  N  S  E  S
Professional services                                  6,190            267,388
Internet services                                     19,358            227,043
Selling and administrative expenses                  127,051            195,980
Consulting services                                  213,647            141,395
Advertising and promotional                          618,715             84,862
                                               ---------------   ---------------
TOTAL EXPENSES                                       984,961            916,668
                                               ---------------   ---------------

OPERATING INCOME (LOSS)                              (66,394)          (839,389)
                                               ---------------   ---------------

OTHER  INCOME  (EXPENSE)
Loss on investment in bankrupt subsidiary           (129,854)               -
Interest income                                           64              1,167
                                               ---------------   ---------------
                                                    (129,790)             1,167
                                               ---------------   ---------------

LOSS BEFORE INCOME TAXES                            (196,184)          (838,222)

INCOME TAX BENEFIT                                       -                  -
                                               ---------------   ---------------

NET LOSS                                             (196,184)         (838,222)

ACCUMULATED DEFICIT, BEGINNING BALANCE             (1,286,436)         (448,214)
                                               ---------------   ---------------

ACCUMULATED DEFICIT, ENDING BALANCE            $   (1,482,620)   $   (1,286,436)
                                               ===============   ===============

BASIC AND DILUTED LOSS PER COMMON SHARE        $        (0.04)   $        (0.16)
                                               ===============   ===============

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF
COMMON STOCK SHARES OUTSTANDING                     5,555,589         5,270,451
                                               ===============   ===============





The accompanying notes are an integral part of these financial statements.

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
STATEMENT  OF  STOCKHOLDERS'  EQUITY
*begin 8pt type*

                       Common  Stock
                 ------------------------  Additional                                              Total
                 Number                    Paid-in       Stock        Subscriptions  Accumulated   Stockholders'
                 of Shares       Amount    Capital       Options      Receivable     Deficit       Equity
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
Beginning
  balance at
  March 31, 1997   4,894,000   $   4,894   $   591,824   $            $               $ (448,214)  $    148,504

Issuance of
  common stock
  in August, 1997
  for cash at
  $8.00 per share     62,505          63       499,977                                                  500,040

Issuance of
  common stock
  in November,
  1997 for
  services at
  $.252 per share    668,733         668       168,331                                                  168,999

Issuance of
  common stock
  in November, 1997
  for cash at
  $.252 per share    125,726         126       31,558                                                    31,684

Issuance of
  common stock
  in December, 1997
  for services at
  $1.00 per share      2,000           2        1,998                                                     2,000

Issuance of
  common stock
  in February, 1998
  for services at
  $1.00 per share      5,000           5        4,995                                                     5,000

Loss for year
  ending March 31,
  1998                                                                                  (838,222)      (838,222)
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
Balance
  March 31, 1998   5,757,964   $   5,758   $ 1,298,683                               $(1,286,436)  $     18,005
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------

*end 8pt type*
















The accompanying notes are an integral part of these financial statements.

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
STATEMENT  OF  STOCKHOLDERS'  EQUITY

*begin 8pt type*

                       Common  Stock
                 ------------------------  Additional                                              Total
                 Number                    Paid-in       Stock        Subscriptions  Accumulated   Stockholders'
                 of Shares       Amount    Capital       Options      Receivable     Deficit       Equity
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
Balance
  March 31, 1998   5,757,964   $   5,758   $ 1,298,683                               $(1,286,436)  $     18,005
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------

Issuance of
  common stock at
  $1.00 per share
  for services,
  September 1998       2,500           2         2,498         -              -              -            2,500

Issuance of
  common stock at
  $1.00 per share
  for cash,
  September 1998      25,000           25       24,975         -              -              -           25,000

Issuance of
  common stock at
  mininum value of
  $.20 per share
  for services,
  December 1998      600,000          600       119,400        -              -              -          120,000

Capital stock
  reorganization  (2,000,000)      (2,000)     (328,000)   330,000            -              -              -

Issuance of
  common stock at
  $.50 per share for
  cash and notes,
  December 1998    2,000,000        2,000       998,000        -         (656,560)           -          343,440

Issuance of
  common stock at
  no value in
  acquisition of
  bankrupted
  subsidiary          4,000             4           (4)        -               -             -              -

Issuance of
  common stock
  at $1.00 per
  share for services,
  March 1999          35,000           35        34,965         -              -              -         35,000

Issuance of
  common stoc at
  $1.50 per share
  for prepaid rent,
  March 1999          16,000           16        23,984         -              -              -         24,000
Loss for year ending
  March 31, 1999         -            -             -           -              -         (196,184)     (196,184)
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
Balance,
March 31, 1999      6,440,464  $   6,440   $  2,174,501  $   330,000  $    (656,560) $ (1,482,620) $    371,761
                 ============  ==========  ============  ===========  =============  ============  =============

*end 8pt type*



The accompanying notes are an integral part of these financial statements.

INTERACTIVE MULTIMEDIA NETWORK, INC.
STATEMENTS OF CASH FLOWS

                                                YEAR ENDING        YEAR ENDING
                                                  MARCH 31,          MARCH 31,
                                                    1999               1998
                                               ---------------   ---------------
CASH  FLOWS  FROM  OPERATING  ACTIVITIES:
Net loss                                       $     (196,184)   $     (838,222)
Adjustments to reconcile net loss to net
cash provided (used) by operating activities:
  Depreciation and amortization                        12,106            35,292
Services and expenses paid by issuance
of common stock                                       181,500           176,000
Loss on investment in bankrupt subsidiary             129,854               -
Decrease  (Increase)  in  :
  Accounts receivable                                 (76,724)           12,850
Prepaids and other assets                             (26,400)           78,432
Increase  (Decrease)  in  :
  Accounts payable                                      1,206           (20,937)
Accrued expenses                                          -                (236)
                                               ---------------   ---------------
     Net cash provided (used) in
     operating activities                              25,358          (556,821)
                                               ---------------   ---------------

CASH  FLOWS  FROM  INVESTING  ACTIVITIES:
Purchase of property and equipment                     (4,642)          (12,527)
Purchase of software and website                      (53,250)              -
Investment in bankrupt subsidiary                    (249,637)              -
Deposit on leased property                                -                 280
                                               ---------------   ---------------
     Net cash (used) by
     investing activities                            (307,529)          (12,247)
                                               ---------------   ---------------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES:
Issuance of stock                                     368,440           531,724
Proceeds from notes payable to officer                  4,770               -
                                               ---------------   ---------------
     Net cash provided by
     financing activities                             373,210           531,724
                                               ---------------   ---------------

Net increase (decrease ) in cash                       91,039           (37,344)

Cash, beginning of period                               5,763            43,107
                                               ---------------   ---------------
Cash, end of period                            $       96,802    $        5,763
                                               ===============   ===============

SUPPLEMENTAL  DISCLOSURES:
Cash  paid  for  interest  and  income  taxes:
     Interest                                  $           71    $           46
                                               ===============   ===============
     Income taxes                              $          -      $          -
                                               ===============   ===============

The accompanying notes are an integral part of these financial statements.

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  1  -  ORGANIZATION  AND  DESCRIPTION  OF  BUSINESS

Interactive Multimedia Network, (hereinafter "the Company"), was incorporated in the State of New Jersey on March 4, 1994 and reincorporated in the State of Delaware on June 13, 1995. The Company's primary business activity is marketing through multiple media channels for the purpose of facilitating on-line purchases of a variety of products and services. The corporate offices of the Company are located in the State of New Jersey and the operational office in the State of Florida. The Company's fiscal year end is March 31.

The Company's core business is Internet marketing of goods and services. With the acquisition of CPM Associates (CPM), in January 1999, the Company tried to the business of manufacturing specialty wood products for use by retailers at retail store locations, but this company was not able to emerge from bankruptcy
(See  Note  6).

The  Company was developing two subsidiaries as of March 31, 1999 and planned to
serve  as  a  holding  company  for  its  core  and   subsidiaries'  operations.
References  herein  to  the  Company  include  the Company and its subsidiaries, unless  the  context otherwise requires.  As of March 31, 1999, the subsidiaries had  not  begun  significant  operations  nor acquired any significant assets or liabilities  (See  Note  11).

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

This  summary  of  significant  accounting  policies  of  Interactive Multimedia
Network, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.
These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Principles  of  Consolidation
-----------------------------

The Company will consolidated financial statements in the future when the subsidiaries have begun operations, and the statements will include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances will be eliminated in consolidation.

Accounting  Method
------------------

The Company's financial statements are prepared using the accrual method of accounting.

Loss  Per  Share
----------------
In  December  1997,  the  Company  adopted  Statement  of  Financial  Accounting
Standards  Statement  (SFAS)  No.  128,  Earnings Per Share.  Basic earnings per
share  is  computed  using  the   weighted  average  number   of  common  shares
outstanding.  Diluted net loss per share is the same as basic net loss per share as  the inclusion of common stock equivalents would be antidilutive. As of March
31,  1999,  restricted  stock  warrants  of  62,505  and common stock options of
2,000,000 were not included in computing diluted per share because their effects were  antidilutive.

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

Advertising  Costs
------------------
Advertising  costs are charged to expense as incurred.  Advertising expenses for fiscal  years  1999  and  1998  were  $618,715  and  $84,862,  respectively.

Cash  and  Cash  Equivalents
----------------------------
For  purposes  of  the  Statement  of  Cash  Flows,  the  Company  considers all short-term  debt securities purchased with a maturity of three months or less to be  cash  equivalents.

Minor  Reclassifications
------------------------
Certain  expenses  shown in the Company's March 31, 1998 Statement of Operations
have  been  restated.  The  effect  of  this  restatement  is to reclassify some expenses  into  larger,  more appropriate expense categories.  No changes to the
Company's  balance sheet or to the Company's reported net loss have been made as a  result  of  these  minor  reclassifications.

Revenue  and  Cost  Recognition
-------------------------------
Revenues  from  information technology services are recognized when services and products  are  furnished  or  delivered.  During  1998  and  1999  the Company's operations  included  "Shop  the  Net"  Internet  sales  in  which  the  Company recognized  commission  as  an  agent  for  commercial  participants in this web marketing  service.  Commissions  are  recognized as earned at the time of sale.

The Company is currently bringing a new automobile marketing web-site on-line in March 1999. The Company will recognize revenue from the sale of vehicles or commissions for representing other dealers providing vehicles, which have contracted through this web-site.

Fair  Value  of  Financial  Instruments
---------------------------------------
The  carrying  amounts  for  cash,  marketable  securities, accounts receivable, accounts  payable,  notes payable and accrued liabilities approximate their fair value.

Provision  for  Income  Taxes
-----------------------------
At  March  31,  1999,  the  Company  had  a  net  operating loss carryforward of approximately  $1,450,000.  No  provision  for  taxes  or  tax  benefit has been reported  in  the  financial  statements,  as there is not a measurable means of assessing  future  profits  or  losses.

Segment  Information
--------------------
The  Company  adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fiscal year ended March 31, 1999.  SFAS No. 131 supersedes  SFAS  No.  14,  "Financial  Reporting  for  Segments  of  a Business
Enterprise,"  replacing  the  "industry  segment" approach with the "management"
approach.  The  management approach designates the internal organization that is used  by  management for making operating decisions and assessing performance as the  source  of  the  Company's reportable segments.  SFAS No. 131 also requires disclosures  about  products and services, geographic areas and major customers.
The  adoption of SFAS No. 131 did not affect the Company's results of operations or  financial  position.  For the year ending March 31, 1999, the Company had no significant  segments.

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998
Use  of  Estimates
------------------
The  process  of  preparing  financial  statements  in conformity with generally accepted  accounting  principles  requires  the use of estimates and assumptions regarding  certain  types  of assets, liabilities, revenues, and expenses.  Such estimates  primarily  relate to unsettled transactions and events as of the date of  the  financial statements.  Accordingly, upon settlement, actual results may differ  from  estimated  amounts.

Concentration  of  Credit  Risk
-------------------------------
A  portion of the Company's revenues is derived from services provided to others through Internet online services and from an Internet online advertising agency, which  collects  Company  revenues  and  pays related charges.  As a result, the
Company  has  some  concentration of credit risk among its customer base and its advertising  agency.

Year  2000
----------
The  Company  like  other  firms,  could  be  adversely affected if the computer systems  used  by  it,  its  suppliers  or customers do not properly process and calculate  date-related  information  and  data  from the period surrounding and including  January  1,  2000.  This  is commonly known as the "Year 2000" issue.
Additionally,  this  issue could impact non-computer systems and devices such as production equipment.  At this time, because of the complexities involved in the issue,  management  cannot  provide assurances that the Year 2000 issue will not have  an  impact  on  the  Company's  operations.  The  Company  has not had any significant  problems  as  of  the  first  quarter  of  year  2000.

The Company has reviewed its technology, including software and hardware, and has determined that there will be no adverse effects to the Company's operation regarding Year 2000 issues. Management also believes that Year 2000 issues should not adversely affect the ability of its clients and customers to conduct business with the Company. The Company has estimated the cost of compliance to be approximately $10,000. Any costs associated with Year 2000 compliance are expensed when incurred.

Going  Concern
--------------
As  shown  in  the  accompanying  financial statements, the Company incurred net losses  of  $196,184  and  $838,222 for the years ended March 31, 1999 and 1998, respectively.  The  Company is currently putting technology in place which will, if  successful,  mitigate these factors which had raised substantial doubt about the  Company's  ability  to  continue  as  a  going  concern.

Management has established plans designed to increase the sales of the Company's products. Management intends to seek new capital from new equity securities issuance that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

During 1999, the Company received $368,000 in new equity. In the nine months subsequent to March 31, 1999, the Company received over $626,560 from stock subscriptions. A substantial amount of these funds were invested in CPM until December 1999 when the bankruptcy was converted to a liquidation.

Impaired  Asset  Policy
-----------------------
In  March  1995,  the  Financial  Accounting  Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets."  In complying with this

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

standard, the Company will review its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts. The Company does not believe any adjustments are needed to the carrying value of its assets at March 31, 1999.

Derivative  Instruments
-----------------------
In  June  1998,  the  Financial  Accounting  Standards Board issued Statement of
Financial  Accounting  Standards  ("SFAS")  No.  133, "Accounting for Derivative
Instruments  and  Hedging Activities."  This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments  embedded  in  other  contracts,  and  for  hedging  activities.  It requires that entities recognize all derivatives as either assets or liabilities in  the  consolidated balance sheet and measure those instruments at fair value.

At March 31, 1999, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

NOTE  3  -  PROPERTY  AND  EQUIPMENT

Furniture  and  equipment
-------------------------
Property  and  equipment are stated at cost.  Depreciation is provided using the straight-line  method over the estimated useful lives of the assets.  The useful lives  of  property,  plant and equipment for purposes of computing depreciation and  amortization  are  five  to  seven  years.  The  following  is a summary of property,  equipment  and  accumulated  depreciation:

                                         Cost          Accumulated  Depreciation
                                      ----------       -------------------------
Computers                             $   29,312       $                 24,911
Furniture  and  equipment                 19,753                         11,357
                                      ----------       -------------------------
                                      $   49,065       $                 36,268
                                      ==========       =========================

Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations.

Software is stated at cost. Amortization is provided using the straight-line method over the estimated useful lives of the assets. The useful life of the Company's software for purposes of computing amortization is three years. The following is a summary of software and accumulated amortization.

                                         Cost          Accumulated  Depreciation
                                      ----------       -------------------------
Software                              $ 199,564        $                184,764
Website                                  53,250                           1,546
                                      ----------       -------------------------
                                      $  252,814       $                186,310
                                      ==========       =========================


                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

The Company has capitalized $199,564, which is the cost of software purchased from an independent software supplier. No portion of this software was internally developed and, accordingly, there are no internal costs associated with this software, which were charged to research and development. Consistent with SOP 98-1, the costs of this software-which was purchased solely for internal use and will not be marketed externally-have been capitalized.

NOTE  4  -  INTANGIBLE  ASSETS

Organization  and  Trademark  Costs
-----------------------------------
In  prior  years, Interactive Multimedia Network, Inc. incurred organization and trademark  costs  of  $2,612  and  $1,305,  respectively.  These costs are being amortized  over  the  useful life of sixty months.  During the year ending March
31,  1999, $695 and $229 were recorded as amortization expenses for organization and  trademark  costs, respectively.  In accordance with SOP 98-5 (effective for fiscal years beginning after December 15, 1998), the Company has written off its organization  costs  in  1999, thereby incurring a one-time-only charge of $695.

NOTE  5  -  COMMON  STOCK

During the period ending March 31, 1999, the Company issued 2,000,000 common stock shares under Regulation D, Rule 504 at $.50 per share. These 2,000,000 common stock shares were not the same shares returned to the Company by Marion
Verdiramo, nor did Marion Verdiramo participate in the Regulation D, Rule 504 offering. See Note 10. Another 25,000 common shares were issued for cash at $1.00 per share and 637,500 common shares were issued for services at values of $0.20 to $1.00 per share. The Company valued these services at $157,500. The
Company also issued 16,000 common shares for prepaid rent for a new subsidiary valued at $24,000. As part of the failed acquisition of CPM, the Company had issued 4,000 shares of common stock for no additional value.

The outstanding stock subscriptions, resulting from the Regulation D, Rule 504 issuance, were $656,560,as of March 31, 1999, and were secured by the common stock. Subsequent to the year-end but prior to issuance of the financial statements, $626,650 was collected from these subscriptions.

NOTE  6  -  ACQUISITION OF CONTRACTING, PLANNING AND MANAGEMENT ASSOCIATES, INC.
AND  SUBSEQUENT  BANKRUPTCY

On  January  2,  1999,  the  Company  through  its subsidiary CPM Holdings, Inc.
acquired  80%  of  the  common  stock  of  Contracting,  Planning and Management
Associates, Inc. (hereinafter "CPM"), a wood products manufacturer located in Brentwood, New Hampshire. The transaction, which was to be accounted for as a purchase, involved the payment of $50,000 in cash to CPM's shareholders in exchange for stock. As part of the transaction, the Company obligated itself to provide working capital financing of $350,000 to CPM. As part of the acquisition, the Company acquired property and equipment with a fair market value of $729,119, which is equivalent to the book value of the assets in CPM's records. These assets will be depreciated over lives of five to thirteen years.
The Company also acquired control of inventory, receivables and other current assets valued at $336,454.






                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

On  January 8, 1999, CPM (the "Debtor") filed petitions for relief under Chapter
11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of New Hampshire. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-possession

The activities of the Company and CPM are not consolidated for the period from January 2, 1999 to March 31, 1999 and 1998, because the control of this subsidiary was only never achieved and in December 1999, the court converted the bankruptcy to a liquidation under Chapter 7 of the Bankruptcy Code.

At the time of its bankruptcy filing, CPM had reported assets of $1,600,000 and liabilities of $2,300,000. Other than the original investment of $50,000, the Company had loaned an additional $199,563 as of March 31, 1999. This loan was to have interest paid at 8% and no interest has been accrued because of the subsequent bankruptcy filing. The Company currently estimates that it will receive approximately sixty percent of its original loans in the liquidation.
The Company has reduced its investment with a charge to loss on investments of $50,000 for the stock investment and $79,854 on its debt investment.

NOTE  7  -  COMMITMENTS  AND  CONTINGENCIES

Lease  Commitments
------------------

The Company leases office space for its Florida operation under a month-to-month
lease  agreement.  This  lease  requires  a  monthly  lease  payment   of  $975.
Lease expense paid during the year ended March 31, 1999 was $11,700.

On February 22, 1999 the Company entered into a lease of office space for the use of AutoSmart USA, Inc., a subsidiary which was being formed as of March 31, 1999. The lease was for three years with a base rent of $6,000 per month and a grant of 16,000 shares of common stock with a value of $24,000. The stock grant was to cover an additional $2,000 per month in rent and is being treated as prepaid rent and being charged to operations monthly as of March 31, 1999.
Future stock grants will be dependent on the sales activities generated at this site and the effect upon the landlord's related business. In addition to the unamortized prepaid rent of $22,000 as of March 31, 1999, $4,400 of the March rent payment of $6,000 was considered as prepaid rent for April 1999. The future minimal lease payments for years ended March 31 are:

Lease Payments                                 Year
---------------                                ----
$72,000                                        2000
72,000                                         2001
60,000                                         2002

Legal  Matters
--------------
The  Company  is  involved  in  a  legal  action.  See  Note  13.

Contingent  Liability
---------------------
The  Company is contingently liable for bonuses based on CPM earnings.  See Note
8.


                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  8  -  RELATED  PARTIES

Legal services to Interactive Multimedia Network, Inc. are performed by Verdiramo & Verdiramo, P.A. This professional association is owned by Vincent
L. Verdiramo, the former President of Interactive Multimedia Network, Inc. and his son Vincent S. Verdiramo. Verdiramo & Verdiramo, P.A. is providing limited use of office space for the benefit of the Company, with no charge for rent.
For the year ended March 31, 1999, the Company paid $11,800 to this law firm for legal services.

The Company has been involved in periodic transactions, whereby money has been advanced to the President of the Company and the President has advanced money to the Company. The Company made an unsecured loan of $8,900 on March 15, 1996 to the President. This note, due on demand with an interest rate equal to the prevailing Federal Reserve Rate, was satisfied in fiscal 1997. The President advanced later, additional funds to the Company. As of March 31, 1999 the Company was obligated to the former President for a total of $9,870. This amount is non-interest bearing and is due on demand.

Space  leased  in  the name of William J. Auletta, Vice President of Interactive
Multimedia Network, Inc., is used by the Company to conduct business in Florida.
The  Company  pays  the  lessor  directly.  See  Note  7.

The Company routinely sends funds to Small Business Development Group, Inc., a corporation owned solely by William J. Auletta. These funds are used to pay postage, utilities and other office expenses on behalf of the Company's office in Florida.

NOTE  9  -  MINORITY  INTEREST

CPM  Holdings,  Inc.  owns  80%  of  CPM  Associates.  The  remaining 20% of CPM
Associates is held by four related shareholders. This Company is reorganizing under bankruptcy protection, and as such has no current equity. The subsequent bankruptcy developments makes the establishment of a minority interest in the financial statements highly improbable.

NOTE  10  -  STOCK  REORGANIZATION  AND  STOCK  OPTIONS

Marion Verdiramo, a related party, returned 2,000,000 shares of common stock to the Company as part of a capital restructuring and in return received 2,000,000 common stock options at $.10 per share which can be exercised any time during the subsequent three years. This exchange was believed to be beneficial to the Company as it reduced its outstanding float. These options were valued at $330,000 based upon the Black-Scholes value of the common stock at the time of the options' issuance. The Black-Scholes model assumes that the stock value at issuance of the option is $0.25 per share and that volatility is 0.3, and the risk free interest value is 0.05. Based on these values, the model values each of the options to be worth $0.165, resulting in a total value of $330,000.
These 2,000,000 shares had been issued originally as part of an issuance of 3,400,000 in satisfaction for loans of approximately $340,000.

Marion Verdiramo has never been an employee, officer, director or independent consultant for the Company. Marion Verdiramo converted a loan to the Company for 2,000,000 shares of restricted common stock. Subsequently, those shares were never freed from restrictive legend and returned to the Company. This was done to facilitate the Company's ability to issue additional stock into the market place. The Company chose to reduce outstanding stock in this manner instead of implementing a reverse stock split.

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  11  -  SUBSIDIARIES

CPM  Holdings,  Inc.  is  a  wholly  owned  subsidiary holding the Company's 80%
interest  in CPM Associates.  CPM is not consolidated because of the bankruptcy, which  results  in  only  temporary control and in accordance with Statements on
Financial  Accounting  Standards  No.  94  requiring consolidation of a majority
owned  subsidiaries.   AutoSmart  USA,  Inc.  is  a  Nevada corporation and is a
wholly  owned  subsidiary  of  IMNI.  AutoSmart  USA  Leasing  Inc. is a Florida
corporation  and  is  also  a  wholly owned subsidiary.  These subsidiaries were established  in  1999  and had no activities prior to the Company's year-end and were  preparing  to  begin  operations  in  April  1999.

NOTE  12  -  PREFERRED  STOCK

The Company's preferred stock has not been issued. The Company is authorized to issue 5,000,000 shares of $0.001 par value preferred stock, which contains no voting privileges and is not entitled to accrued dividends or conversion into shares of the Company's common stock.

NOTE  13  -  LITIGATION

The Company is a party to a legal action arising in the ordinary course of business. Management has retained the services of two law firms to defend this matter and it is their conclusion that the matter is totally without merit and a motion for summary judgment has been filed. Management does not expect any adverse effect on the Company to result from this matter.

NOTE  14  -  RESTRICTED  STOCK  WARRANTS

In August 1997, the Company issued 62,505 share of common stock at $8.00 per share. Attached to each share purchased was a restricted warrant for the purchase of an additional share at $12.00 per common share. These restricted stock warrants became exercisable in August 1998 for a one-year period. At issuance, the warrants were deemed to have no value since the exercisable price exceeded the minimum value of the common stock as calculated under the fair value method for valuation of stock based compensation. As of August 31, 1999, the restricted warrants had expired.































                             INTERACTIVE MULTIMEDIA
                                  NETWORK, INC.
                        Consolidated Financial Statements

                                DECEMBER 31, 1999












                            WILLIAMS & WEBSTER, P.S.
                          Certified Public Accountants
                        Bank of America Financial Center
                           W 601 Riverside, Suite 1940
                                Spokane, WA 99201
                                 (509) 838-5111































                      INTERACTIVE MULTIMEDIA NETWORK, INC.


                                TABLE OF CONTENTS



ACCOUNTANT'S  REVIEW  REPORT                                                   1

CONSOLIDATED  FINANCIAL  STATEMENTS

     Consolidated  Balance  Sheets                                             2

     Consolidated  Statements  of  Operations and Accumulated Deficit          3

     Consolidated  Statement  of  Stockholders'  Equity                        4

     Consolidated  Statements  of  Cash  Flows                                 5

NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS                            6












































Board  of  Directors
Interactive  Multimedia  Network,  Inc.
Jersey  City,  New  Jersey

                           Accountant's Review Report

We  have  reviewed  the  accompanying consolidated balance sheets of Interactive
Multimedia Network, Inc. as of December 31, 1999 and the related consolidated statements of operations and accumulated deficit, consolidated cash flows, and consolidated stockholders' equity for the nine months ended December 31, 1999, and 1998. These consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American
Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with generally accepted accounting principles.

The consolidated financial statements for the year ended March 31, 1999 were audited by us and we expressed an unqualified opinion on them in our report dated April 24, 2000, but we have not performed any auditing procedures since that date.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has continuing losses and the realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.
Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.

Williams  &  Webster,  P.S.
Spokane,  Washington
May  1,  2000












(Begin 9pt type)

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
CONSOLIDATED  BALANCE  SHEETS


                                                          DECEMBER 31, 1999    MARCH 31, 1999
                                                             (unaudited)
                                                          -----------------   ----------------
A  S  S  E  T  S
CURRENT  ASSETS
Cash                                                     $          55,037    $        96,802
Inventory                                                           63,293                -
Prepaid rent                                                         8,400             26,400
Other receivables                                                   27,800             76,724
                                                          -----------------   ----------------
          TOTAL CURRENT ASSETS                                     154,530            199,926
                                                          -----------------   ----------------
PROPERTY  AND  EQUIPMENT
Computer equipment                                                  51,761             29,312
Furniture and equipment                                             50,309             19,753
Web-site                                                            53,250             53,250
Software                                                           199,564            199,564
Less:  accumulated depreciation and amortization                  (239,487)          (222,578)
                                                          -----------------   ----------------
           TOTAL PROPERTY AND EQUIPMENT                            115,397             79,301
                                                          -----------------   ----------------
OTHER  ASSETS
Trademark, net of amortization                                         941                999
Note receivable from related party                                 265,920                -
Investment in bankrupt subsidiary                                  197,746            119,782
                                                          -----------------   ----------------
           TOTAL OTHER ASSETS                                      464,607            120,781
                                                          -----------------   ----------------
           TOTAL ASSETS                                   $        734,534    $       400,008
                                                          =================   ================

L  I  A  B  I  L  I  T  I  E  S   &   S  T  O  C K H O L D E R S '   E Q U I T Y
CURRENT  LIABILITIES
Accounts  payable                                         $       130,655     $        18,377
Advance from stockholders                                         127,373                 -
Accrued interest                                                    5,095                 -
Note payable to officer                                             2,870               9,870
                                                          -----------------   ----------------
            TOTAL CURRENT LIABILITIES                             265,993              28,247
                                                          -----------------   ----------------
COMMITMENTS AND CONTINGENCIES                                         -                   -
                                                          -----------------   ----------------
STOCKHOLDERS'  EQUITY
Preferred stock - non-cumulative $ 0.001 par value;
  5,000,000 shares authorized; no shares issued and
  outstanding                                                         -                   -
Common stock - $0.001 par value; 25,000,000 shares
  authorized; 6,615,464 and 6,440,464 shares issued
  and outstanding                                                   6,615               6,440
Additional paid-in capital                                      2,264,326           2,174,501
Common stock options; 2,000,000 issued and outstanding            330,000             330,000
Subscriptions receivable                                              -              (656,560)
Accumulated deficit                                            (2,132,400)         (1,482,620)
                                                          -----------------   ----------------
            TOTAL STOCKHOLDERS' EQUITY                            468,541             371,761
                                                          -----------------   ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $       734,534     $       400,008
                                                          =================   ================

See accountants' review report and accompanying notes to the financial statements.

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
CONSOLIDATED  STATEMENTS  OF  OPERATIONS  AND  ACCUMULATED  DEFICIT

                                                                   NINE MONTHS    NINE MONTHS
                                  QUARTER ENDING  QUARTER ENDING     ENDING          ENDING
                                   DECEMBER  31,   DECEMBER  31,   DECEMBER  31,  DECEMBER  31,
                                       1999            1998           1999            1998
                                    (unaudited)     (unaudited)     (unaudited)    (unaudited)
                                  --------------  --------------  --------------  -------------
R E V E N U E S                   $     613,367   $      11,595   $     921,605   $    101,439

COST OF REVENUES                        522,750           2,970         656,715          8,079
                                  --------------  --------------  --------------  -------------

GROSS PROFIT                             90,617           8,625         264,890         93,360
                                  --------------  --------------  --------------  -------------

E  X  P  E  N  S  E  S
Professional services                    77,590          15,418         102,653         27,278
Internet services                         1,406           1,718          11,486          9,778
Selling and administrative expenses      92,370          31,597         392,439         46,721
Consulting services                      65,000         120,000          95,000        122,500
Advertising and promotional              48,489           2,033         186,561          9,273
                                  --------------  --------------  --------------  -------------
     TOTAL EXPENSES                     284,855         170,766         788,139        215,550
                                  --------------  --------------  --------------  -------------

OPERATING LOSS                         (194,238)       (162,141)       (523,249)      (122,190)
                                  --------------  --------------  --------------  -------------

OTHER  INCOME  (EXPENSE)
Loss on investment in bankrupt
  subsidiary                           (121,788)            -          (121,788)           -
Interest expense                         (5,135)            -            (5,135)           -
Interest income                             -               -               392             39
                                  --------------  --------------  --------------  -------------
                                       (126,923)            -          (126,531)            39
                                  --------------  --------------  --------------  -------------

LOSS BEFORE INCOME TAXES               (321,161)       (162,141)       (649,780)      (122,151)

INCOME TAX BENEFIT                          -               -               -              -
                                  --------------  --------------  --------------  -------------

NET (INCOME)  LOSS                     (321,161)       (162,141)       (649,780)      (122,151)

ACCUMULATED DEFICIT,
  BEGINNING BALANCE                  (1,811,239)     (1,246,446)     (1,482,620)    (1,286,436)
                                  --------------  --------------  --------------  -------------

ACCUMULATED DEFICIT,
  ENDING BALANCE                  $  (2,132,400)  $  (1,408,587)  $  (2,132,400)  $ (1,408,587)
                                  ==============  ==============  ==============  =============

BASIC AND DILUTED LOSS PER
  COMMON SHARE                   $        (0.05)  $       (0.03)  $      (0.10)   $      (0.02)
                                  ==============  ==============  ==============  =============

BASIC AND DILUTED WEIGHTED
  AVERAGE NUMBER OF COMMON
  STOCK SHARES OUTSTANDING            6,582,964        5,450,464     6,527,964        5,550,339
                                  ==============  ==============  ==============  =============


See accountants' review report and accompanying notes to the financial statements.

(Begin 8pt type)

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
CONSOLIDATED  STATEMENT  OF  STOCKHOLDERS'  EQUITY

                       Common  Stock
                 ------------------------  Additional                                              Total
                 Number                    Paid-in       Stock        Subscriptions  Accumulated   Stockholders'
                 of Shares       Amount    Capital       Options      Receivable     Deficit       Equity
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
Balance March
  31, 1998          5,757,964  $    5,758  $  1,298,683         -              -     $ (1,286,436) $     18,005
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------

Issuance of
 common stock at
  $1.00 per share
  for services,
  September 1998        2,500           2         2,498         -              -              -           2,500

Issuance of
  common stock at
  $1.00 per share
  for cash,
  September 1998       25,000          25        24,975         -              -              -          25,000

Issuance of
  common stock
  at mininum value
  of $.20 per share
  for services,
  December 1998       600,000          600      119,400         -              -              -         120,000

Capital stock
  reorganization   (2,000,000)      (2,000)    (328,000)    330,000            -              -             -

Issuance of
  common stock
  at $.50 per
  share for cash
  and notes,
  December 1998     2,000,000         2,000     998,000         -         (656,560)           -         343,440

Issuance of
  common stock at
  no value in
  acquisition of
  bankrupted
  subsidiary           4,000              4          (4)        -              -              -             -

Issuance of
  common stock at
  $1.00 per share
  for services,
  March 1999          35,000              35      34,965        -              -              -          35,000

Issuance of
  common stock at
  $1.50 per share
  for prepaid rent,
  March 1999           16,000             16      23,984        -              -              -          24,000

Loss for year ending
  March 31, 1999          -              -           -          -              -         (196,184)     (196,184)
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
Balance March
  31, 1999          6,440,464       6,440     2,174,501      330,000       (656,560)   (1,482,620)      371,761
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------





See accountants' review report and accompanying notes to the financial statements.

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
CONSOLIDATED  STATEMENT  OF  STOCKHOLDERS'  EQUITY

                       Common  Stock
                 ------------------------  Additional                                              Total
                 Number                    Paid-in       Stock        Subscriptions  Accumulated   Stockholders'
                 of Shares       Amount    Capital       Options      Receivable     Deficit       Equity
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
Carryforward
  March 31, 1999    6,440,464       6,440     2,174,501      330,000       (656,560)   (1,482,620)      371,761
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------

Payments and
  adjustments from
  subscriptions
  receivable              -           -         (30,000)         -          656,560           -         626,560

Issuance of
  common stock at
  $1.00 per share
  for services         65,000          65        64,935          -              -             -          65,000

Issuance of
  common stock
  at $0.50 per
  share for cash,
  September 1999      110,000         110        54,890          -              -             -          55,000

Loss for nine
  months ending
  December 31,
  1999                    -           -             -            -              -        (649,780)     (649,780)
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
Balance December
  31, 1999
(unaudited)         6,615,464  $    6,615  $  2,264,326  $   330,000  $         -    $ (2,132,400) $    468,541
                 ============  ==========  ============  ===========  =============  ============  =============

(end 8pt type)
(begin 9pt type)






























See accountants' review report and accompanying notes to the financial statements.

INTERACTIVE MULTIMEDIA NETWORK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   NINE MONTHS      NINE MONTHS
                                                     ENDING            ENDING
                                                   DECEMBER 31,     DECEMBER 31,
                                                      1999              1998
                                                   (unaudited)      (unaudited)
                                                 --------------   --------------
CASH  FLOWS  FROM  OPERATING  ACTIVITIES:
  Net loss                                       $    (649,780)   $    (122,151)
  Adjustments to reconcile net loss
    to net cash provided (used)
    by  operating  activities:
      Depreciation and amortization                     16,967            8,757
      Services and expenses paid by issuance
        of common stock                                 65,000          122,500
      Loss on investment in bankrupt subsidiary        121,788              -
    Decrease (Increase) in:
      Accounts receivable                               48,924          (49,607)
      Inventory                                        (63,293)             -
      Prepaids and other assets                         18,000              -
    Increase  (Decrease)  in  :
      Accounts payable                                 112,278             (623)
      Accrued expenses                                   5,095              -
                                                 --------------   --------------
Net cash used in operating activities                 (325,021)         (41,124)
                                                 --------------   --------------

CASH  FLOWS  FROM  INVESTING  ACTIVITIES:
Purchase of property and equipment                     (53,005)          (4,642)
Loans to related party                                (332,400)             -
Investment in bankrupt subsidiary                     (133,272)             -
Deposit on leased property                                 -               (280)
                                                 --------------   --------------
Net cash used in investing activities                 (518,677)          (4,922)
                                                 --------------   --------------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES:
Issuance of stock                                      681,560           49,000
Advances from stockholders                             127,373              -
Payments on notes payable to officer                    (7,000)             -
                                                 --------------   --------------
Net cash provided in financing activities              801,933           49,000
                                                 --------------   --------------

Net increase (decrease ) in cash                       (41,765)           2,954

Cash, beginning of period                               96,802            5,763
                                                 --------------   --------------

Cash, end of period                              $      55,037    $       8,717
                                                 ==============   ==============

SUPPLEMENTAL  DISCLOSURES:
  Cash paid for interest and income taxes:
    Interest                                     $          40    $          46
                                                 ==============   ==============
    Income taxes                                 $         -      $         -
                                                 ==============   ==============

(end 9pt type)



See accountants' review report and accompanying notes to the financial statements.

                     INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE  1  -  ORGANIZATION  AND  DESCRIPTION  OF  BUSINESS

Interactive Multimedia Network, (hereinafter "the Company"), was incorporated in the State of New Jersey on March 4, 1994 and reincorporated in the State of Delaware on June 13, 1995. The Company's primary business activity is marketing through multiple media channels for the purpose of facilitating on-line purchases of a variety of products and services. The corporate offices of the Company are located in the State of New Jersey and the operational office in the State of Florida. The Company's fiscal year end is March 31.

The Company's core business is Internet marketing of goods and services. With the acquisition of CPM Associates (CPM), in January 1999, the Company tried to enter the business of manufacturing specialty wood products for use by retailers at retail store locations, but this company was not able to emerge from bankruptcy The Company has an investment in CPM, which may be recovered in the bankruptcy liquidation (See Note 6).

The Company has two other operating subsidiaries, which were organized in 1999. As of December 31, 1999, the Company serves as a holding company for its core and subsidiaries' operations. References herein to the Company include the Company and its subsidiaries, unless the context otherwise requires. As of March 31, 1999, the subsidiaries had not begun significant operations nor acquired any significant assets or liabilities (See Note 11).

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

This summary of significant accounting policies of Interactive Multimedia Network, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Principles  of  Consolidation
-----------------------------

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances are eliminated in the consolidation.

Accounting  Method
------------------

The Company's financial statements are prepared using the accrual method of accounting.

Loss  Per  Share
----------------
In December 1997, the Company adopted Statement of Financial Accounting Standards Statement (SFAS) No. 128, Earnings Per Share. Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share as the inclusion of common stock equivalents would be antidilutive. As of March 31, 1999, restricted stock warrants of 62,505 and common stock options of 2,000,000 were not included in computing diluted per share because their effects were antidilutive.

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

Advertising  Costs
------------------
Advertising costs are charged to expense as incurred. Advertising expenses for fiscal year 1999 was $618,715 and $186,561 for the nine months ended December 31, 1999.

Cash  and  Cash  Equivalents
----------------------------
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Minor  Reclassifications
------------------------
Certain expenses shown in the Company's December 31, 1999 consolidated financial statements have been restated. The effect of this restatement is to reclassify some expenses into larger, more appropriate expense categories. No changes to the Company's balance sheet or to the Company's reported net loss have been made as a result of these minor reclassifications.

Revenue  and  Cost  Recognition
-------------------------------
Revenues from information technology services are recognized when services and products are furnished or delivered. During 1998 and 1999 the Company's operations included "Shop the Net" Internet sales in which the Company recognized commission as an agent for commercial participants in this web marketing service. Commissions are recognized as earned at the time of sale.

The Company is currently bringing a new automobile marketing web-site on-line in March 1999. The Company will recognize revenue from the sale of vehicles or commissions for representing other dealers providing vehicles, which have contracted through this web-site. The subsidiaries, AutoSmart USA, Inc. and AutoSmart USA Leasing, Inc. recognize revenues through the sale and leasing of vehicles through the use of the Internet.

Fair  Value  of  Financial  Instruments
---------------------------------------
The carrying amounts for cash, marketable securities, accounts receivable, accounts payable, notes payable and accrued liabilities approximate their fair value.

Provision  for  Income  Taxes
-----------------------------
At March 31, 1999, the Company had a net operating loss carryforward of approximately $2,100,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


Segment  Information
--------------------
The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fiscal year ended March 31, 1999. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position. For the year ending March 31, 1999 the Company had not adopted any segments and considers its operations as related Internet based sales.

Use  of  Estimates
------------------
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Concentration  of  Credit  Risk
-------------------------------
A portion of the Company's revenues is derived from services provided to others through Internet online services and from an Internet online advertising agency, which collects Company revenues and pays related charges. As a result, the Company has some concentration of credit risk among its customer base and its advertising agency.

Year  2000
----------
The Company like other firms, could be adversely affected if the computer systems used by it, its suppliers or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations. The Company has not had any significant problems as of the first quarter of year 2000.

The Company has reviewed its technology, including software and hardware, and has determined that there will be no adverse effects to the Company's operation regarding Year 2000 issues. Management also believes that Year 2000 issues should not adversely affect the ability of its clients and customers to conduct business with the Company. The Company has estimated the cost of compliance to be approximately $10,000. Any costs associated with Year 2000 compliance are expensed when incurred.

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

Going  Concern
--------------
As shown in the accompanying financial statements, the Company incurred net losses of $196,184 for the year ended March 31, 1999 and $649,780 for the nine months ended December 31, 1999. The Company is currently putting technology in place which will, if successful, mitigate these factors which had raised substantial doubt about the Company's ability to continue as a going concern.

Management has established plans designed to increase the sales of the Company's products. Management intends to seek new capital from new equity securities issuance that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

During 1999, the Company received $368,000 in new equity. In the nine months subsequent to March 31, 1999, the Company received over $626,560 from stock subscriptions. A substantial amount of these funds were invested in CPM until December 1999 when the bankruptcy was converted to a liquidation.

Impaired  Asset  Policy
-----------------------
In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company will review its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts. The Company does not believe any adjustments are needed to the carrying value of its assets at March 31, 1999.

Derivative  Instruments
-----------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

At December 31, 1999, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Comprehensive  Income
---------------------
There were no items of other comprehensive income in year ended March 31, 1999 or the subsequent nine months ended December 31, 1999, and thus, net income is equal to comprehensive income for those periods.

Inventories
-----------
Inventories are stated at the lower of cost or market determined by the LIFO method and specific identification. As of March 31, 1999, the Company had no inventory. As of December 31, 1999, AutoSmart USA, Inc. had $63,293 in vehicle inventory.

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


Interim  Financial  Statements
------------------------------
The interim financial statements as of and for the nine months ended December 31, 1999 included herein have been prepared for the Company, without audit. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for these periods. All such adjustments are normal recurring adjustments. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.


NOTE  3  -  PROPERTY  AND  EQUIPMENT

Furniture  and  equipment
-------------------------
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The useful lives of property, plant and equipment for purposes of computing depreciation and amortization are five to seven years. The following is a summary of property, equipment and accumulated depreciation as of December 31, 1999:

                                         Cost        Accumulated  Depreciation
                                     ---------       -------------------------
Computers                            $  51,761       $             31,850
Furniture  and  equipment               50,309                     15,357
                                     ---------       -------------------------
                                     $ 102,070       $             47,177
                                     =========       =========================

Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations.

Software is stated at cost. Amortization is provided using the straight-line method over the estimated useful lives of the assets. The useful life of the Company's software for purposes of computing amortization is three years. The following is a summary of software and accumulated amortization.

                                         Cost        Accumulated  Depreciation
                                     ---------       -------------------------
Software                             $ 199,564       $           185,764
Website                                 53,250                     6,546
                                     ---------       -------------------------
                                     $ 252,814       $           192,310
                                     =========       =========================

The Company has capitalized $199,564, which is the cost of software purchased from an independent software supplier. No portion of this software was internally developed and, accordingly, there are no internal costs associated with this software, which were charged to research and development. Consistent with SOP 98-1, the costs of this software-which was purchased solely for internal use and will not be marketed externally-have been capitalized.

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE  4  -  INTANGIBLE  ASSETS

Organization  and  Trademark  Costs
-----------------------------------
In prior years, Interactive Multimedia Network, Inc. incurred organization and trademark costs of $2,612 and $1,305, respectively. These costs are being amortized over the useful life of sixty months. During the year ending March 31, 1999, $695 and $229 were recorded as amortization expenses for organization and trademark costs, respectively. As of December 31, 1999, an additional $58 in trademark amortization was recognized. In accordance with SOP 98-5 (effective for fiscal years beginning after December 15, 1998), the Company has written off its organization costs in 1999, thereby incurring a one-time-only charge of $695.

NOTE  5  -  COMMON  STOCK

During the period ending March 31, 1999, the Company issued 2,000,000 common stock shares under Regulation D, Rule 504 at $.50 per share. These 2,000,000 common stock shares were not the same shares returned to the Company by Marion Verdiramo, nor did Marion Verdiramo participate in the Regulation D, Rule 504 offering. See Note 10. Another 25,000 common shares were issued for cash at $1.00 per share and 637,500 common shares were issued for services at values of $0.20 to $1.00 per share. The Company valued these services at $157,500. The Company also issued 16,000 common shares for prepaid rent for a new subsidiary valued at $24,000. As part of the failed acquisition of CPM, the Company had issued 4,000 shares of common stock for no additional value.

The outstanding stock subscriptions, resulting from the Regulation D, Rule 504 issuance, were $656,560, as of March 31, 1999, and were secured by the common stock. Subsequent to the year-end but prior to issuance of the financial statements, $626,650 was collected from these subscriptions. The Company deemed $30,000 of the outstanding subscriptions as uncollectible and charged that amount back against additional paid-in capital. In September 1999, the Company issued 110,000 common shares for $55,000 in cash. Also during the nine months ended December 31, 1999, the Company issued 65,000 common shares for services valued at $65,000.

NOTE 6 - ACQUISITION OF CONTRACTING, PLANNING AND MANAGEMENT ASSOCIATES, INC. AND SUBSEQUENT BANKRUPTCY

On January 2, 1999, the Company through its subsidiary CPM Holdings, Inc. acquired 80% of the common stock of Contracting, Planning and Management Associates, Inc. (hereinafter "CPM"), a wood products manufacturer located in Brentwood, New Hampshire. The transaction, which was to be accounted for as a purchase, involved the payment of $50,000 in cash to CPM's shareholders in exchange for stock. As part of the transaction, the Company obligated itself to provide working capital financing of $350,000 to CPM. As part of the acquisition, the Company acquired property and equipment with a fair market value of $729,119, which is equivalent to the book value of the assets in CPM's records. These assets will be depreciated over lives of five to thirteen years. The Company also acquired control of inventory, receivables and other current assets valued at $336,454.

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


On January 8, 1999, CPM (the "Debtor") filed petitions for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of New Hampshire. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-possession.

The activities of the Company and CPM are not consolidated for the period from January 2, 1999 to March 31, 1999 and 1998, because the control of this subsidiary was only never achieved and in December 1999, the court converted the bankruptcy to a liquidation under Chapter 7 of the Bankruptcy Code.

At the time of its bankruptcy filing, CPM had reported assets of $1,600,000 and liabilities of $2,300,000. Other than the original investment of $50,000, the Company had loaned an additional $332,909 as of December 31, 1999. This loan was to have interest paid at 8% and no interest has been accrued because of the subsequent bankruptcy filing. The Company currently estimates that it will receive approximately sixty percent of its original loans in the liquidation. The Company has reduced its investment with a charge to loss on investments of $50,000 for the stock investment and $79,854 on its debt investment for the year ended March 31, 1999. The Company further reduced its recoverable asset by $55,308 as of December 31, 1999.

Another corporation controlled by the Verdiramo Family named Ansam, Inc., loaned an additional amount to CPM. Prior to the bankruptcy being changed to Chapter 7 liquidation, Ansam loaned a total of $332,400. This loan was to be secured by inventory, work in progress and receivables and was to bear an interest rate of 8% (See Note 8).

NOTE  7  -  COMMITMENTS  AND  CONTINGENCIES

Lease  Commitments
------------------

The Company leases office space for its Florida operation under a month-to-month
lease  agreement.   This  lease  requires  a  monthly  lease  payment  of  $975.
Lease expense paid during the nine months ended December 31, 1999 was $8,775.

On February 22, 1999 the Company entered into a lease of office space for the use of AutoSmart USA, Inc., a subsidiary which was being formed as of March 31, 1999. The lease was for three years with a base rent of $6,000 per month and a grant of 16,000 shares of common stock with a value of $24,000. The stock grant was to cover an additional $2,000 per month in rent and is being treated as prepaid rent and being charged to operations monthly as of March 31, 1999. Future stock grants will be dependent on the sales activities generated at this site and the effect upon the landlord's related business. In addition to the unamortized prepaid rent of $22,000 as of March 31, 1999, $4,400 of the March rent payment of $6,000 was considered as prepaid rent for April 1999. As of December 31, 1999, the future minimal lease payments for years ended March 31 are:

Lease Payments                  Year
--------------                  ----
$18,000                         2000
 72,000                         2001
 60,000                         2002

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

Legal  Matters
--------------
The  Company  is  involved  in  a  legal  action.  See  Note  13.

Contingent  Liability
---------------------
The  Company is contingently liable for bonuses based on CPM earnings.  See Note
8.

NOTE  8  -  RELATED  PARTIES

Verdiramo & Verdiramo, P.A perform legal services to Interactive Multimedia Network, IncVincent L. Verdiramo, the former President of Interactive Multimedia Network, Inc. and his son Vincent S. Verdiramo own this professional association. Verdiramo & Verdiramo, P.A. is providing limited use of office space for the benefit of the Company, with no charge for rent. For the year ended March 31, 1999, the Company paid $11,800 to this law firm for legal services.

The Company has been involved in periodic transactions, whereby money has been advanced to the President of the Company and the President has advanced money to the Company. The Company made an unsecured loan of $8,900 on March 15, 1996 to the President. This note, due on demand with an interest rate equal to the prevailing Federal Reserve Rate, was satisfied in fiscal 1997. The President advanced later, additional funds to the Company. As of March 31, 1999 the Company was obligated to the former President for a total of $9,870, and this amount was reduced to $2,870 by December 31, 1999. This amount is non-interest bearing and is due on demand.

Space leased in the name of William J. Auletta, Vice President of Interactive Multimedia Network, Inc., is used by the Company to conduct business in Florida. The Company pays the lessor directly. See Note 7.

The Company routinely sends funds to Small Business Development Group, Inc., a corporation owned solely by William J. Auletta. These funds are used to pay postage, utilities and other office expenses on behalf of the Company's office in Florida.

Loan  to  related  party
------------------------
The Company loaned $332,400 to Ansam, Inc., a corporation controlled by the Verdiramo Family so that Ansam could loan funds to CPM in a protected status. This loan was to be at 8% interest and would have been repaid upon CPM achieving a stable financial position. These funds ($332,400) are now restricted in the bankruptcy and management estimates that only eighty percent will be reasonably expected to be repaid. The Company has charged $66,480 to its loss on its CPM investment as of December 31, 1999. Management will review the collectibility of this loan quarterly, and make the appropriate adjustments.


NOTE  9  -  ADVANCES  FROM  STOCKHOLDERS

During the nine months ended December 31, 1999, the Company had received $127,373 in loans and advances from stockholders. These transactions are in the form of unsecured demand loans bearing interest at 8% per annum. The Company has accrued $5,095 for interest on these liabilities.

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE  10  -  STOCK  REORGANIZATION  AND  STOCK  OPTIONS

Marion Verdiramo, a related party, returned 2,000,000 shares of common stock to the Company as part of a capital restructuring and in return received 2,000,000 common stock options at $.10 per share which can be exercised any time during the subsequent three years. This exchange was believed to be beneficial to the Company as it reduced its outstanding float. These options were valued at $330,000 based upon the minimal value of the common stock at the time of the options' issuance. These 2,000,000 shares had been issued as part of an issuance of 3,400,000 in satisfaction for loans of approximately $340,000.

Marion Verdiramo has never been an employee, officer, director or independent consultant for the Company. Marion Verdiramo converted a loan to the Company for 2,000,000 shares of restricted common stock. Subsequently, those shares were never freed from restrictive legend and returned to the Company. This was done to facilitate the Company's ability to issue additional stock into the market place. The Company chose to reduce outstanding stock in this manner instead of implementing a reverse stock split.

NOTE  11  -  SUBSIDIARIES

CPM Holdings, Inc. is a wholly owned subsidiary holding the Company's 80% interest in CPM Associates. CPM is not consolidated because of the bankruptcy, which results in only temporary control by the Company, and is in accordance with Statements on Financial Accounting Standards No. 94 requiring consolidation of a majority owned subsidiaries.

AutoSmart USA, Inc. is a Nevada corporation and is a wholly owned subsidiary of IMNI. AutoSmart USA Leasing Inc. is a Florida corporation and is also a wholly owned subsidiary. These subsidiaries were established in 1999 and began operating in April 1999. Total sales generated during the nine months ended December 31, 1999 were $819,521 with cost of sales of $656,715.

NOTE  12  -  PREFERRED  STOCK

The Company's preferred stock has not been issued. The Company is authorized to issue 5,000,000 shares of $0.001 par value preferred stock, which contains no voting privileges and is not entitled to accrued dividends or conversion into shares of the Company's common stock.

NOTE  13  -  LITIGATION

The Company is a party to a legal action arising in the ordinary course of business. Management has retained the services of two law firms to defend this matter and it is their conclusion that the matter is totally without merit and a motion for summary judgment has been filed. Management does not expect any adverse effect on the Company to result from this matter.

NOTE  14  -  RESTRICTED  STOCK  WARRANTS

In August 1997, the Company issued 62,505 share of common stock at $8.00 per share. Attached to each share purchased was a restricted warrant for the purchase of an additional share at $12.00 per common share. These restricted stock warrants became exercisable in August 1998 for a one-year period. At issuance, the warrants were deemed to have no value since the exercisable price exceeded the minimum value of the common stock as calculated under the fair value method for valuation of stock based compensation. As of August 31, 1999, the restricted warrants had expired.

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

                                   PART  III

Item  1  -  Index  to  Exhibits.

3.1       Articles  of  Incorporation  and  Amendments  thereto.
3.2       By-Laws  and  Amendments  thereto.
4.1       Form  of  Common  Stock  Certificate.
10.1      CPM  Associates,  Inc.  Acquisition  Agreement  December  1998.
16.1      Letter  on  change  of  certifying  accountant
21.1      Subsidiaries  of  the  registrant
27.1      Financial  Data  Schedule  for  the  period  ended  March 31, 1998
27.2      Financial  Data  Schedule  for  the  period  ended  March 31, 1999
27.3      Financial  Data  Schedule  for  the  period  ended  June 30, 1999

Item  2  Description  of  Exhibits.

The  Exhibits  required  by  this  item  are  included  as  set   forth  in  the
Exhibit  Index.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its hereby the undersigned, thereunto dully authorized.

Interactive  Multimedia  Network,  Inc.
(Registrant)

Date:  May 16 ,1999                      By  /s/  Richard  J..  Verdiramo
                                         Richard J. Verdiramo
                                         Director  and  President